                                      CLARK
                            PRINCIPAL SHARE PURCHASE
                              AND VOTING AGREEMENT

        THIS PRINCIPAL SHARE PURCHASE AND VOTING AGREEMENT (this "Agreement") is made and entered into as of December 6, 2001 among Allen Systems Group, Inc. a Delaware corporation ("ASG"), ASG Sub, Inc., a Virginia corporation ("ASG Sub"), and Katherine K. Clark (the "Principal Shareholder"), a shareholder of Landmark Systems Corporation, a Virginia corporation ("Landmark"). Capitalized terms used and not otherwise defined herein shall have the respective meanings set forth in the Merger Agreement defined below.

                                    RECITALS

A. Principal Shareholder is the owner of record of the number of Shares indicated on the signature page of this Agreement ("Principal Shares");

B. Concurrently with the execution and delivery of this Agreement, ASG, ASG Sub, and Landmark have entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which ASG Sub and Landmark will be merged, and each Share that is (i) issued and outstanding immediately prior to the Effective Time and (ii) not owned by ASG, ASG Sub or Landmark will be converted into the right to receive the Merger Consideration; and

C. In order to induce ASG and ASG Sub to enter into the Merger Agreement and consummate the Merger, Principal Shareholder has agreed to execute and deliver to ASG this Agreement, pursuant to which Principal Shareholder has agreed to (i) sell, exchange and deliver to ASG, immediately prior to the conversion of the Shares pursuant to the Merger Agreement, the Principal Shares in return for (a) the Share Consideration as defined herein and (b) a guarantee by Arthur L. Allen (the "Guarantor") of all amounts due to Principal Shareholder under this Agreement pursuant to that certain Guarantee and Promise to Pay (the "Guarantee") attached hereto as Exhibit A (the "Sale"), (ii) grant ASG or ASG Sub an irrevocable proxy with respect to the issued and outstanding Principal Shares, and (iii) make certain representations, warranties, covenants and agreements in connection with the Sale.

        THEREFORE, in consideration of the mutual covenants herein set forth, in consideration of ASG and ASG Sub entering into the Merger Agreement and in consideration of Guarantor entering into the Guarantee, the parties agree as follows:

1.      Purchase and Sale of Principal Shares

        (a) Sale. Subject to the terms and conditions of this Agreement, at the Share Purchase Closing referred to in Section 1(d) hereof, Principal Shareholder shall sell, assign, transfer and deliver the Principal Shares to ASG free and clear of all Liens.

        (b) Consideration. In consideration of the sale, assignment, transfer and delivery of the Principal Shares, ASG shall pay to the Principal Shareholder the following:

                (i)     One Dollar, plus

                (ii) an amount equal to 5.59% of the Landmark Product Line Cash Receipts (the "Contingent Payments"), payable semi-annually in accordance with Section 1.3(c) below. The obligation to make the Contingent Payments shall continue until the Principal Shareholder has received from ASG (or, on behalf of ASG, from the Guarantor pursuant to the Guarantee) an amount equal to the sum of
(A) the number of Principal Shares multiplied by the Merger Consideration, as further adjusted pursuant to Section 15 hereof (the "Contingent Consideration"), plus (B) thirteen percent (13%) annual interest compounded semi-annually on the unpaid balance of the Contingent Consideration (the Contingent Consideration plus interest, the "Total Contingent Consideration"), at which time the Contingent Payments shall cease. The Total Contingent Consideration, together with the One Dollar to be paid to the Principal Shareholder pursuant to clause
(i) above, shall be defined herein as "Share Consideration".

                (iii) For purposes of this Agreement, the term "Landmark Product Line Cash Receipts" shall mean all cash receipts obtained by ASG and its Affiliates after the Effective Time in respect of maintenance, upgrade, portfolio, access and license fees, and any and all like fees (not including professional service fees such as consulting fees and customization fees for services performed by ASG or its Affiliates), relating to the Landmark Product Line. The "Landmark Product Line" shall mean all products of Landmark existing immediately prior to the Effective Time, including, but not limited to all TMON, TMON for Websphere, TMON for Linux and other TMON-related products, and all derivative works thereof. If, at anytime during the term of this Agreement, any product in the Landmark Product Line is licensed to a third-party customer or otherwise along with any other software product or service in a bundle, Landmark Product Line Cash Receipts attributable to such license shall be calculated based upon the proportion of the relative list prices of all products and services in the bundle allocable to the Landmark Product Line product or products.

        (c)     Procedure for Payment of Contingent Payments.

                (i) Within thirty (30) days following the end of each six-month period commencing after the Effective Time ("Statement Period"), ASG shall furnish the


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


Principal Shareholder with a calculation in reasonable detail of the Landmark Product Line Cash Receipts and a calculation of the Contingent Payment due (the "Payment Statement"). At the same time as ASG provides the Payment Statement to the Principal Shareholder, ASG shall pay to the Principal Shareholder the Contingent Payment in the amount set forth in the Payment Statement. In addition to the foregoing semi-annual payments, if ASG has not made the second semi-annual payment by March 31, 2003, ASG shall make a payment on March 31, 2003 of the Contingent Payments due to Principal Shareholder for the period through February 28, 2003. For the avoidance of doubt, the second semi-annual payment shall be due at the same time as if the March payment had not been made but shall cover only Contingent Payments due for the period between March 1, 2003 and the date such second annual payment would otherwise be due.

                (ii)    The Principal Shareholder shall have a period of thirty
(30) days after receipt by the Principal Shareholder of the Payment Statement and the payment (the "Notice Period") to notify ASG of her election to accept or reject (and in the case of a rejection, there shall be included in such notice the reasons for such rejection in reasonable detail) the Payment Statement. In the event no notice is received by ASG during the Notice Period, the Payment Statement shall be deemed accepted by the Principal Shareholder and final and binding on the parties hereto. In the event that the Principal Shareholder shall timely reject the Payment Statement, ASG and the Principal Shareholder shall attempt to make a joint determination of the Landmark Product Line Cash Receipts for the Statement Period and such determination shall be final and binding on the parties hereto.

                (iii) In the event the Principal Shareholder and ASG are unable to agree upon a joint determination of the Landmark Product Line Cash Receipts for the Statement Period, then within sixty (60) days after receipt by the Principal Shareholder of the disputed Payment Statement and payment, ASG and the Principal Shareholder shall submit the dispute to ASG's nationally recognized independent public accountant. ASG and the Principal Shareholder shall request that such independent public accountant render its determination prior to ninety (90) days after receipt by the Principal Shareholder of the disputed Payment Statement and payment and such determination and any required adjustments resulting therefrom shall be final and binding on all the parties hereto. The fees and expenses of the independent public accountant incurred pursuant to this Section 1(c) shall be divided evenly between the Principal Shareholder and Patrick H. McGettigan unless the amount of any adjustment in favor of the Principal Shareholder shall exceed 10% of the Contingent Payment, in which case all of such fees and expenses shall be paid by ASG.

        (d) Share Purchase Closing. The closing of the transactions contemplated by this Agreement (the "Share Purchase Closing") will take place at the offices of Steptoe & Johnson LLP, 1330 Connecticut Avenue, NW, Washington, D.C. 20036 on the same date as, and immediately prior to, the Effective Time.

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                (i)     At the Share Purchase Closing, there will be delivered
to Principal Shareholder by ASG (A) the consideration referred to in Section 1(b)(i) hereof (B) the Guarantee; and (C) all previously undelivered documents required to be delivered by ASG or ASG Sub at or prior to the Share Purchase Closing in connection with the transactions contemplated by this Agreement.

                (ii) At the Share Purchase Closing, Principal Shareholder will deliver to ASG or ASG Sub (A) duly endorsed stock certificates transferring ownership to ASG Sub of the Principal Shares; (B) an executed subordination agreement in the form attached hereto as Exhibit B; and (C) all other previously undelivered documents required to be delivered by the Principal Shareholder to ASG at or prior to the Share Purchase Closing in connection with the transactions contemplated by this Agreement.

2.      Agreement to Retain Principal Shares and Options.

        (a) No Transfer. Principal Shareholder agrees not to transfer, sell, exchange, pledge or otherwise dispose of or encumber any of the Principal Shares or Options held by such Principal Shareholder, or make any offer or agreement relating thereto, at any time prior to the earlier of the Share Purchase Closing or the Expiration Date. Principal Shareholder understands and agrees that if Principal Shareholder attempts to transfer, vote or provide any other Person with the authority to vote any of the Principal Shares other than in compliance with this Agreement, Landmark shall not, and Principal Shareholder hereby unconditionally and irrevocably instructs Landmark not to, permit any such transfer on its books and records, issue a new certificate representing any of the Principal Shares or record such vote unless and until Principal Shareholder shall have complied with the terms of this Agreement. As used herein, the term "Expiration Date" shall mean the earlier to occur of: (i) the Effective Time,
(ii) the date of termination of the Merger Agreement in accordance with the terms thereof (other than pursuant to the terms of Sections 7.1(b)(iii) or 7.1(e)), and (iii) December 31, 2002 (if the Merger Agreement is terminated in accordance with the terms of Sections 7.1(b)(iii) or 7.1(e)).

        (b) New Shares and Options. Principal Shareholder agrees that any shares of capital stock or voting securities of Landmark or any Options that Principal Shareholder purchases or with respect to which Principal Shareholder otherwise acquires record ownership after the date of this Agreement and prior to the Expiration Date shall be subject to the terms and conditions of this Agreement to the same extent as if such shares were, and shall be considered for purposes of this Agreement as, Principal Shares or Options owned of record by the Principal Shareholder as of the date hereof.

3.      Agreement to Vote Principal Shares and Take Certain Other Action.

        (a) Voting. Prior to the earlier of the Share Purchase Closing or the Expiration Date, at every meeting of the shareholders of Landmark at which any of the matters set forth in this Section 3(a) is considered or voted upon, and at every adjournment or postponement thereof, and on every action or approval by written consent of the shareholders of Landmark with respect to any of the following matters, Principal Shareholder shall vote all of the Principal Shares: (i) in favor of adoption of the Merger Agreement and the terms thereof, and each of the other transactions contemplated by the Merger Agreement, and any matter which would, or could reasonably be expected to, facilitate the Merger; (ii) against approval of any Takeover Proposal and (iii) against any other proposal or action which would, or could reasonably be expected to, prohibit or discourage the Merger, including any amendment of the articles of incorporation or bylaws of Landmark not previously contemplated under the Merger Agreement which would dilute in any material respect the benefits to ASG or ASG Sub of the Merger or change in any manner the voting rights of any shares of Landmark capital stock. Prior to the earlier of the Share Purchase Closing or the Expiration Date, Principal Shareholder, as the holder of voting stock of Landmark, shall be present, in person or by proxy at all meetings of shareholders of Landmark at which any matter referred to in this Section 3 is to be voted upon so that all of the Principal Shares are counted for the purposes of determining the presence of a quorum at such meetings. This Agreement is intended to bind the Principal Shareholder only with respect to the specific matters set forth in this Section 3(a).

        (b) Takeover Proposals. Until the earlier of the Share Purchase Closing or the Expiration Date, the Principal Shareholder will not (and will use all reasonable efforts to cause Landmark or any Subsidiary, officer, director or employee of, or any financial advisor, attorney, accountant, agent or other advisor retained by Landmark or the Principal Shareholder, not to), directly or indirectly: (i) solicit, discuss, or engage in negotiations with, or provide any information to any Person, other than ASG or ASG Sub and their respective representatives, concerning any possible Takeover Proposal. Notwithstanding the foregoing, nothing contained in this Agreement will prevent the Principal Shareholder from furnishing information to or entering into discussions or negotiations with any unsolicited Person or taking any other action that may be required of her in order to exercise her fiduciary duties, as a member of the Landmark Board of Directors, under applicable laws. In the event any Principal Shareholder shall receive or become aware of any Takeover Proposal subsequent to the date hereof, Principal Shareholder shall promptly inform ASG and ASG Sub as to any such matter and the details thereof.

        (c) Further Assurances. Principal Shareholder agrees not to take any action that would make any representation or warranty contained herein untrue or incorrect or have the effect of impairing the ability of Principal Shareholder to perform its obligations under this Agreement, or preventing or delaying the consummation of any of the transactions contemplated hereby.

4. Irrevocable Proxy. Principal Shareholder hereby agrees to timely deliver to ASG or ASG Sub a duly executed proxy in the form attached hereto as Exhibit C (the "Proxy"), such Proxy to cover the issued and outstanding Principal Shares in respect of which Principal Shareholder is the record holder and is entitled to vote at each meeting of the shareholders of Landmark (including, without limitation, each written consent in lieu of a meeting) prior to the Expiration Date. In the event that Principal Shareholder is unable to provide any such Proxy in a timely manner, Principal Shareholder hereby grants ASG a power of attorney to execute and deliver such Proxy for and on behalf of Principal Shareholder, such power of attorney, which being coupled with an interest, shall survive any death, disability, bankruptcy, or any other such impediment of Principal Shareholder. Upon the execution of this Agreement by Principal Shareholder, Principal Shareholder hereby revokes any and all prior proxies or powers of attorney given by Principal Shareholder with respect to voting of the Principal Shares on the matters referred to in Section 3 and agrees not to (a) grant any subsequent proxies or powers of attorney with respect to the voting of the Principal Shares, (b) deposit any of the Principal Shares into a voting trust, or (c) enter into a voting agreement with respect to any of the Principal Shares, until after the earlier of the Share Purchase Closing and the Expiration Date.

5. Representations and Warranties of Principal Shareholder. Except as set forth in the disclosure letter delivered by the Principal Shareholder to ASG and ASG Sub concurrently with the execution of this Agreement (the "Principal Shareholder Disclosure Letter"), Principal Shareholder represents and warrants as of the date hereof and the Effective Time as follows:

        (a) No Encumbrances. Principal Shareholder is the record and beneficial owner of the Principal Shares, with power to vote the Principal Shares or cause the Principal Shares to be voted and, except as otherwise set forth on the signature page hereto, (i) Principal Shareholder (A) has held such Principal Shares at all times since the date set forth on such signature page, and (B) did not acquire any Principal Shares in contemplation of the Merger;
(ii) the Principal Shares set forth on the signature page hereto constitute Principal Shareholder's entire interest of record in the outstanding capital stock and voting securities of Landmark; (iii) no other Person not a signatory to this Agreement has any beneficial interest in or a right to acquire such Principal Shares or any portion of such Principal Shares; (iv) Principal Shareholder has complete and unrestricted power and the unqualified right to sell, assign, and deliver to ASG, and upon consummation of the transactions contemplated by this Agreement, ASG will acquire, good, valid and marketable title to, the Principal Shares, free and clear of all mortgages, pledges, Liens, security interests, conditional sales agreements, encumbrances, hypothecations, voting trusts, options, calls, warrants or charges of any kind; and (v) Principal Shareholder's address is accurately set forth on the signature page hereto.

        (b) Legal Capacity. Principal Shareholder has full power and legal capacity to execute and deliver this Agreement and the other Transaction Agreements to which she is a party and to perform her obligations hereunder and thereunder. Each of this Agreement and the other Transaction Agreements to which Principal Shareholder is a party has been duly and validly executed and delivered by Principal Shareholder and constitutes the valid and binding obligation of Principal Shareholder, enforceable against Principal Shareholder in accordance with its terms (except as enforcement hereof may be limited by (i) bankruptcy, insolvency, reorganization, moratorium and similar laws, both state and federal, affecting the enforcement of creditors' rights or remedies in general as from time to time in effect or (ii) the exercise by courts of equity powers). The execution and delivery of this Agreement and the other Transaction Agreements to which Principal Shareholder is a party by Principal Shareholder does not, and the performance of Principal Shareholder's obligations hereunder and thereunder will not, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any right to terminate, amend, accelerate or cancel any right or obligation under, or result in the creation of any lien or encumbrance on any Principal Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Principal Shareholder or Landmark is a party or by which Principal Shareholder or the Principal Shares are or will be bound or affected.

        (c)     Securities Matters.

                (i) Principal Shareholder is an accredited investor, as that term is defined pursuant to Regulation D under the Securities Act of 1933, as amended ("Securities Act"), because Principal Shareholder (i) had individual income of more than $200,000 in each of the most recent two years, or joint individual income with her spouse in excess of $300,000 in each of those years and she reasonably expects to reach the same level of income in the current year; or (ii) has an individual net worth, or has a combined net worth with her spouse, in excess of $1,000,000.

                (ii) Principal Shareholder has agreed to invest in the Contingent Payments for Principal Shareholder's own account, not as a nominee or agent and not with a view to the resale or distribution of all or any part of her interest therein, and Principal Shareholder has no intention of selling, granting any participation in, or otherwise distributing her interest in the Contingent Payments.

                (iii) Principal Shareholder understands and acknowledges that the Contingent Payments will not be registered under the Securities Act or under any applicable state blue sky or securities laws on the grounds that the offering and sale of the Contingent Payments are exempt from registration pursuant to Section 4(2) of the Securities Act and/or Regulation D and the rules and regulations under the Securities Act, and exempt from qualification pursuant to comparable available exemptions in the various states, and that ASG's reliance upon such exemptions is predicated upon Principal Shareholder's representations set forth in this Agreement.

                (iv) Principal Shareholder understands that she may not be able to sell or dispose of her interests in the Contingent Payments because of the restrictions referred to above and because there is no public trading market for the Contingent Payments and no such market is contemplated.

                (v) Principal Shareholder has such knowledge and experience in financial and business matters that she is capable of evaluating the merits and risks of an investment in the Contingent Payments. Principal Shareholder is able to bear the economic risk of the investment in the Contingent Payments (including the complete loss of this investment) and has determined that this investment is suitable for her in light of her financial circumstances and available investment opportunities.

                (vi) Principal Shareholder, or a person acting on her behalf, has had the opportunity to ask questions of and receive answers from ASG and its officers concerning the terms and conditions of the Contingent Payments and concerning ASG and ASG Sub, the operations of ASG and any other matters relating to the Contingent Payments; and has had access during the course of the transaction and prior to sale, to all information which she required in order to determine whether or not to enter into this Agreement and vote in favor of the Merger; and has had the opportunity to obtain any additional information which ASG or ASG Sub possesses or can acquire without unreasonable effort or expense, necessary to verify the accuracy of the information about the Contingent Payments provided by ASG or ASG Sub to the Principal Shareholder; and Principal Shareholder has received answers to all inquiries she has put to ASG's and ASG Sub's officers relating thereto; and Principal Shareholder has been supplied by ASG and ASG Sub with such additional information, including original source documents, as she may have requested.

        (d) Broker. Except as set forth in the Merger Agreement, no broker, investment banker, financial advisor or other Person, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission, nor to any fee that is contingent on closing of the transactions contemplated hereby or that is based on a percentage of the transaction value, in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Principal Shareholder.

6. Representations and Warranties of ASG and ASG Sub. Except as set forth in the disclosure letter delivered by ASG to the Principal Shareholder concurrently with the execution of this Agreement (the "ASG Disclosure Letter"), ASG and ASG Sub represent and warrant as of the date hereof and the Effective Time as follows:

        (a) Organization, Standing and Corporate Power. ASG is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to carry on its business as now being conducted. ASG Sub is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia and has the requisite corporate power and authority to carry on its business as now being conducted. Each of ASG and ASG Sub is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed individually or in the aggregate would not have a Material Adverse Effect on ASG.

        (b) Authority. ASG and ASG Sub have all requisite corporate power and authority to enter into this Agreement and the other Transaction Agreements. Subject to receipt of the approvals, consents and clearances relating to the filings described in


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Section 6(c), ASG and ASG Sub have the authority to consummate the transactions contemplated by this Agreement and the other Transaction Agreements. The execution and delivery by ASG and ASG Sub of this Agreement and the other Transaction Agreements and the consummation by ASG and ASG Sub of the transactions contemplated by this Agreement and the other Transaction Agreements have been duly authorized by all necessary corporate action on the part of ASG and ASG Sub. Each of this Agreement and the other Transaction Agreements has been duly executed and delivered by ASG and ASG Sub and constitutes a valid and binding obligation of each such party, enforceable against each such party in accordance with its terms (except as enforcement hereof may be limited by (i) bankruptcy, insolvency, reorganization, moratorium and similar laws, both state and federal, affecting the enforcement of creditors' rights or remedies in general as from time to time in effect or (ii) the exercise by courts of equity powers).

        (c) No Consent. No waiver, consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person is required by or with respect to ASG or any of its Subsidiaries in connection with the execution and delivery by ASG or ASG Sub of this Agreement or the consummation by ASG or ASG Sub, as the case may be, of any of the transactions contemplated by this Agreement, except for (i) such consents and approvals required pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") or other antitrust laws and any similar filings and approvals required under foreign jurisdictions, and (ii) such waivers, consents, approvals, orders, authorizations, registrations, declarations and filings as would not individually or in the aggregate (A) have a Material Adverse Effect on ASG (B) materially impair the ability of ASG and ASG Sub to perform their respective obligations under this Agreement or (C) prevent ASG and ASG Sub from consummating, or materially impair the ability of ASG and ASG Sub to consummate, any of the transactions contemplated by this Agreement.

        (d) Noncontravention. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or the loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of ASG or any of its Subsidiaries under (i) the certificate of incorporation or bylaws of ASG or any of its Subsidiaries, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to ASG or any of its Subsidiaries or their respective properties or assets or (iii) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to ASG or any of its Subsidiaries or their respective properties or assets, other than, in the case of clause (ii) or (iii) of this sentence, any such conflicts, violations, defaults, rights or Liens that individually or in the aggregate would not (x) have a Material Adverse Effect on ASG, (y) materially impair the ability of ASG or ASG Sub to perform their obligations under this Agreement or (z) prevent the consummation of any of the transactions contemplated by this Agreement.

        (e) Absence of Certain Changes or Events. Since September 30, 2001, ASG and each of its Subsidiaries has conducted its business only in the ordinary course, and there has not been (i) any change in accounting methods, principles or practices by ASG or such Subsidiary materially affecting its assets, liabilities or business, except insofar as may have been required by a change in GAAP, or (ii) any material revaluation of any of ASG's or such Subsidiary's assets, including, without limitation, writing down the value of capitalized inventory or writing off accounts receivable, other than in the ordinary course consistent with past practice.

        (f) Compliance with Laws. ASG and each of its Subsidiaries has in effect all Permits necessary for it to own, lease or operate its properties and assets and to carry on its business as now conducted, and there has occurred no default under any such Permit, except for the lack of Permits and for defaults under Permits which individually or in the aggregate would not have a Material Adverse Effect on ASG. ASG and its Subsidiaries are in compliance with all applicable statutes, laws, ordinances, rules, orders and regulations of any Governmental Entity, except for noncompliance which individually or in the aggregate would not have a Material Adverse Effect on ASG.

        (g) Broker. Except as set forth in the Merger Agreement, no broker, investment banker, financial advisor or other Person, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission, nor to any fee that is contingent upon the closing of the transactions contemplated hereby or that is based on a percentage of the transaction value, in connection with the transactions contemplated by this Agreement, based upon arrangements made by or on behalf of ASG or ASG Sub.

        (h) Litigation. There is no suit, action or proceeding pending or, to the knowledge of ASG, threatened against ASG or any of its Subsidiaries, nor, to the knowledge of ASG, is there any reasonable basis therefor, that individually or in the aggregate could reasonably be expected to (i) challenge or seek to enjoin or seek damages with respect to ASG's or ASG Sub's entering into and performing this Agreement or that impair the ability of ASG or ASG Sub to perform its obligations under this Agreement or (ii) prevent the consummation of any of the transactions contemplated by this Agreement, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator pending, or to the knowledge of ASG, threatened against ASG or any of its Subsidiaries having, or which is reasonably likely to have, any effect referred to in the foregoing clauses (i) or (ii) above.

        (i) Financial Statements. The financial statements of ASG attached hereto as Exhibit D have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by the rules and regulations of the
SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of ASG and its Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). Neither ASG nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which are, individually or in the aggregate, material to the business, results of operations or financial condition of ASG and its Subsidiaries taken as a whole, except liabilities (i) provided for in the most recent consolidated balance sheet included in Exhibit D, (ii) incurred since the date of such balance sheet in the ordinary course of business consistent with past practices, or (iii) incurred since the date of such balance sheet in connection with the transactions contemplated by the Merger Agreement.

        (j) Disclosure. No representation or warranty by ASG or ASG Sub in this Agreement or in any Transaction Agreement executed as of the date hereof, or to be executed at the Share Purchase Closing, contains any untrue statement of material fact, or omits at the time of execution to state a material fact necessary to make the statements contained herein or therein not misleading. To the knowledge of the chief executive officer of ASG, there is no fact that has not been disclosed to Principal Shareholder in writing that has had, or insofar as such chief executive officer can now reasonably foresee, may have a Material Adverse Effect on the ability of ASG or ASG Sub to perform fully its obligations under this Agreement or any Transaction Agreement.

7.      Covenants of ASG.

        (a) ASG hereby agrees that, until the Total Contingent Consideration and any and all amounts owed to Principal Shareholder pursuant to Section 8(d) of this Agreement are paid to the Principal Shareholder, ASG shall:

                (i) use all reasonable efforts to preserve relationships with customers of the Landmark Product Line;

                (ii) not sell, lease, license, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any material portion of the Landmark Product Line (including Intellectual Property), except to customers in the ordinary course of business or pursuant to the Credit Agreement (for purposes hereof, the "Credit Agreement" shall mean the Credit Agreement dated April 26, 2000 among ASG, ASG Sub, Inc., the financial institutions that are or may from time to time become a party thereto and LaSalle Bank National Association, as a lender and the administrative agent and KeyBank National Association as a lender and the syndication agent, as such agreement may be: (i) amended, supplemented, renewed, extended or otherwise modified from time to time, or (ii) replaced by a new credit agreement in which the existing debt is refinanced, refunded or replaced);

                (iii) not, except in connection with the Credit Agreement, incur an indebtedness for borrowed money or draw down on any credit facility or arrangement or guarantee any indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of ASG or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any "keep well" or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of the foregoing with the exception of any royalty obligations or contingent payment obligations related to intellectual property other than the Landmark Product Line (any such event or occurrence, "New Indebtedness"), if the amount of such New Indebtedness would exceed an amount equal to four (4) times pro forma earnings before interest, taxes, depreciation and amortization ("Pro forma EBITDA") for ASG, as calculated on the date on which the New Indebtedness is incurred. For purposes of this Agreement, Pro forma EBITDA shall be determined by giving effect to the New Indebtedness and the transaction or transactions to be funded by the New Indebtedness.

                (iv) keep proper records, books and accounts in conformity with GAAP of all dealings and transactions in relation to the Landmark Product Line.

        (b) ASG hereby agrees that, until the Total Contingent Consideration and any and all amounts owed to Principal Shareholder pursuant to Section 8(d) of this Agreement are paid to the Principal Shareholder, ASG shall not:

                (i) at any time while ASG is in default of its Contingent Payment obligations hereunder, (x) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions by any direct or indirect wholly-owned Subsidiary of ASG to its parent or (y) purchase, redeem or otherwise acquire any shares of its capital stock or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

                (ii) pursue any merger, consolidation, restructuring, recapitalization of ASG or any ASG Subsidiary that derives annual revenues equal to five percent or more of ASG's total annual revenues (a "Material Subsidiary") or otherwise take any actions (including seeking or soliciting corporate approvals) directed towards seeking to liquidate or dissolve ASG or such Subsidiary; provided, however, that ASG may liquidate or dissolve any such Subsidiary if all of the assets of such Subsidiary in existence immediately prior to its liquidation or dissolution are transferred to ASG or a wholly owned Subsidiary of ASG as a result of such liquidation or dissolution;

                (iii) take any action that would cause or constitute a material breach of any representation or warranty made by ASG or ASG Sub in this Agreement or any other Transaction Agreement; or

                (iv) change the principles or practices of ASG or any of its Subsidiaries related to the characterization, collection or receipt of Landmark Product Line Cash Receipts in any material respect, except as required by GAAP.

8. Additional Covenants of ASG. ASG hereby agrees that, until the Total Contingent Consideration and any and all amounts owed to Principal Shareholder pursuant to Section 8(d) of this Agreement are paid to the Principal Shareholder, and in the case of Section 8(a) of this Agreement, at any time thereafter, ASG shall:

        (a) file tax returns (including information returns) reporting the payment of the Contingent Payments in a manner that is not inconsistent with the Principal Shareholder's intention to characterize the Contingent Consideration to be paid under this Agreement as gain from the sale or exchange of the Principal Shares, except to the extent required by the IRS upon audit of ASG's returns after giving the Principal Shareholder notice of the audit and an opportunity to defend the position that the Contingent Consideration should be treated for federal income tax purposes as paid for the acquisition of the Principal Shares;

        (b) keep a register in which all Landmark Product Line Cash Receipts (including any and all adjustments thereto) are recorded and make such register available for inspection by the Principal Shareholder or her representatives at such times during normal business hours as the Principal Shareholder shall reasonably request;

        (c) prepare and deliver to the Principal Shareholder, on a monthly basis, a royalty report listing the Landmark Product Line Cash Receipts and use commercially reasonable efforts to prepare and deliver to the Principal Shareholder, on a monthly basis, a listing of all new contracts and arrangements relating to the Landmark Product Line for the preceding month;

        (d) pay or reimburse the Principal Shareholder for all her reasonable, direct, actual out-of-pocket costs and expenses incurred in connection with the enforcement of any of her rights under this Agreement if the Principal Shareholder prevails in the enforcement of such rights;

        (e) subject to the written consent of the creditors under the Credit Agreement, cause any cash received by ASG from the sale or other disposition of any material portion of its property, whether now owned or hereafter acquired, in excess of amounts due to the creditors under the Credit Agreement, to be paid to the Principal Shareholders pro rata to reduce the remainder of the Total Contingent Consideration not yet paid;

        (f) subject to the written consent of the creditors under the Credit Agreement, cause any cash received by ASG from any refinancing or refunding of the debt owed by ASG under the Credit Agreement, in excess of amounts due to such creditors, to be paid to the Principal Shareholders pro rata to reduce the remainder of the Total Contingent Consideration not yet paid;

        (g) pay, discharge or otherwise satisfy at or before maturity or before they become delinquent, as the case may be, all its material obligations of whatever nature, except where the amount or validity thereof is currently being contested in good faith by appropriate proceedings and reserves in conformity with GAAP with respect thereto have been provided on the books of ASG or the Surviving Corporation, as applicable, or where the failure to comply with such obligations could not, in the aggregate, reasonably be expected to have a Material Adverse Effect on ASG;

        (h) (i) preserve, renew and keep in full force and effect its organizational existence and (ii) take all reasonable action to maintain all rights, privileges and franchises necessary or desirable in the normal conduct of its business, except, in the case of clause (ii) above, to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect on ASG; and

        (i) comply with all contractual obligations and requirements of law except to the extent that failure to comply therewith could not, in the aggregate, reasonably be expected to have a Material Adverse Effect on ASG.

9. Conditions to Principal Shareholder's Obligations. The obligation of Principal Shareholder to effect the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver on or prior to the Share Purchase Closing of the following conditions:

        (a) the representations and warranties of ASG and ASG Sub contained in this Agreement and in the other Transaction Agreements that are qualified as to materiality shall be true and correct, and the representations and warranties of ASG and ASG Sub that are not so qualified shall be true and correct in all material respects, in each case, as of the date of this Agreement and as of the Share Purchase Closing, with the same effect as if made as of the Share Purchase Closing, except that the accuracy of representations and warranties that by their terms speak as of a specified date will be determined as of such date;

        (b) all the conditions to Landmark's obligations to effect the Merger pursuant to the Merger Agreement shall have been satisfied or waived; and

        (c) ASG, ASG Sub and Guarantor shall have executed and delivered the Transaction Agreements to which it or he is a party.

10. Conditions to ASG's and ASG Sub's Obligations. The obligations of ASG and ASG Sub to effect the transactions contemplated by this Agreement and the Transaction Agreements shall be subject to the satisfaction or waiver on or prior to the Share Purchase Closing of the following conditions:

        (a) the representations and warranties of the Principal Shareholder contained in this Agreement and in the other Transaction Agreements that are qualified as to materiality shall be true and correct, and the representations and warranties of Principal Shareholder that are not so qualified shall be true and correct in all material respects, in each case, as of the date of this Agreement and as of the Share Purchase Closing, with the same effect as if made as of the Share Purchase Closing, except that the accuracy of representations and warranties that by their terms speak as of a specified date will be determined as of such date;

        (b) all of the conditions to ASG's and ASG Sub's obligations to effect the Merger pursuant to the Merger Agreement (other than Section 6.2(i)) shall have been satisfied or waived; and

        (c) Landmark and the Principal Shareholders shall have executed and delivered the Transaction Agreements to which it, he or she is a party.

11. No Right of Set-Off. ASG shall not have the right to deduct and/or set-off against amounts owed to Principal Shareholder pursuant to this Agreement any amounts ASG determines are owed to it based on, arising out of or relating to a breach or alleged breach by (a) Landmark of any representations, warranties, covenants or agreements of Landmark contained in the Merger Agreement or (b) the Principal Shareholder of any representations, warranties, covenants or agreements of the Principal Shareholder contained in this Agreement. ASG hereby waives any and all defenses which could exist in its favor in connection with any right of set-off against amounts owed to Principal Shareholder that ASG may otherwise have.

12. Additional Documents. Principal Shareholder, ASG and ASG Sub hereby covenant and agree to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of ASG or ASG Sub on the one hand or the Principal Shareholder on the other hand, to carry out the purpose and intent of this Agreement and the Transaction Agreements.

13. Consent and Waiver. The Principal Shareholder hereby gives any consents or waivers that are reasonably required for the consummation of the Merger under the terms of any agreement to which the Principal Shareholder is a party or pursuant to any rights the Principal Shareholder may have, provided, however, that Principal Shareholder shall not be required by this Section 13 to give any consent or waiver in her capacity as a director or officer of Landmark.

14. Termination. This Agreement shall terminate on the earlier to occur of the Share Purchase Closing or the Expiration Date, and shall forthwith become void and have no further effect, without any liability or obligation on the part of any party or its directors, officers or shareholders; provided, however, that, nothing in this Section 14 shall relieve any party to this Agreement of liability for any breach of this Agreement.

15. Outstanding Loan from Landmark. At the Share Purchase Closing, Principal Shareholder shall repay to Landmark the full principal amount of the loan, plus any accrued and unpaid interest thereon, made by Landmark to Principal Shareholder as listed in Exhibit E (the "Loan Amount"), such repayment to be made by reducing the Contingent Consideration by the Loan Amount.

16. Survival. All representations and warranties, covenants and agreements made herein herewith shall survive the Share Purchase Closing.

17.     Miscellaneous.

        (a) Severability. If any term or other provision of this Agreement is ruled invalid, illegal or incapable of being enforced by any rule of law or by public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic and legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement may be consummated as originally contemplated to the fullest extent possible.

        (b) Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by any party without the prior written consent of the others.

        (c) Amendment and Modification. This Agreement may not be modified, amended, altered or supplemented except by the execution and delivery of a written agreement executed by the parties hereto.

        (d) Specific Performance; Injunctive Relief. The parties hereto acknowledge that ASG and ASG Sub will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Principal Shareholder set forth in Section 3 or Section 4 of this Agreement. Therefore, it is agreed that, in addition to any other remedies that may be available to ASG or ASG Sub upon any such violation, ASG and ASG Sub shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to ASG and ASG Sub at law or in equity and Principal Shareholder hereby waives any and all defenses which could exist in its favor in connection with such enforcement and waives any requirement for the security or posting of any bond in connection with such enforcement.

        (e) Notices. All notices, requests, demands or other communications that are required or may be given pursuant to the terms of this Agreement shall be in writing and shall be deemed to have been duly given (i) when delivered, if delivered by hand, (ii) one business day after transmitted, if transmitted by a nationally recognized overnight courier service, (iii) when telecopied, if telecopied (which is confirmed), or (iv) three business days after mailing, if mailed by registered or certified mail (return receipt requested), to the parties at the following addresses:

                (i)     If to Principal Shareholder, to

                Katherine K. Clark
                11101 Sweetwood Lane
                Oakton, VA 22124
                703-715-9135

                with a copy to:

                Steven L. Meltzer, Esq.
                Shaw Pittman LLP
                1650 Tysons Blvd.
                McLean, VA 22102
                Fax: 703-770-7901

        and
                Danielle Srour, Esq.
                Shaw Pittman LLP
                2300 N Street, N.W.
                Washington, DC 20037
                Fax: 202-663-8007

                (ii)    If to ASG or ASG Sub, to:

                Arthur L. Allen
                President and Chief Executive Officer
                Allen Systems Group, Inc.
                1333 3rd Avenue South
                Naples, Florida 34102
                Fax: 941-435-3633

                with copies to:

                General Counsel
                Allen Systems Group, Inc.
                1333 3rd Avenue South
                Naples, Florida 34102
                Fax: 941-263-7443

                and

                Robert E. McLaughlin, Esq.
                Steptoe & Johnson LLP
                1330 Connecticut Avenue, N.W.
                Washington, D.C. 20036
                Fax: 202-429-3000
or to such other address as any party hereto may designate for itself by notice given as herein provided.

        (f) Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the Commonwealth of Virginia without giving effect to the principles of conflicts or choice of law rules of any jurisdiction.

        (g) Entire Agreement. This Agreement, the other Transaction Agreements and the Proxy contain the entire understanding of the parties in respect of the subject matter hereof, and supersede all prior negotiations and understandings between the parties with respect to such subject matter.

        (h) Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

        (i) Effect of Headings. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.


                       [SIGNATURES BEGIN ON THE NEXT PAGE]

        IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

ALLEN SYSTEMS GROUP, INC.


By: /s/ Arthur L. Allen
   ----------------------------
Name: Arthur L. Allen
Title: President and Chief Executive Officer


ASG SUB, INC.


By: /s/ Arthur L. Allen
   ----------------------------
Name: Arthur L. Allen
Title: President


PRINCIPAL SHAREHOLDER


/s/ Katherine K. Clark
-------------------------------
Katherine K. Clark


Total Number of Shares of Landmark Common Stock owned directly on the date hereof: 2,092,661
All such Shares of Landmark Common Stock have been held since prior to: August 1999

For purposes of Section 2(a) only:

LANDMARK SYSTEMS CORPORATION


By: /s/ Katherine K. Clark
   -----------------------------
Name: Katherine K. Clark
Title: President and Chief Executive Officer